  1996
  Second Quarter Report

                                    2
               (Triangle Bancorp logo)

Dear Shareholder:
    We are pleased to report the second quarter of 1996 has been another record-breaking quarter for Triangle Bancorp. Net income for the quarter was $2.7 million, an increase of 34% over the same period in 1995. Earnings per share for the quarter were $.27, compared to $.21 for the second quarter of 1995, an increase of 29%. Earnings were positively impacted by a one-time gain of $352,000 (on an after-tax basis) from the sale of our office in Elizabeth City.
    For the six months ended June 30, 1996, earnings were $5.1 million, a 76% increase over the $2.9 million earned during the same period in 1995. Earnings per share were $.51 compared to $.30 for the same period in 1995. Excluding the sale of the branch and merger-related expenses during 1995, core earnings for the six months ended June 30, 1996 were $4.8 million, a 23% increase over the $3.9 million earned during the same period in 1995.
    Total assets of the Corporation on June 30, 1996 were $881 million, an increase of $150 million or 21% over the $731 million reported on June
30, 1995. Net loans and deposits for the period were $600 million and $756 million, respectively, compared to $494 million and $628 million, respectively, at June 30, 1995.
    The quality of the assets in our loan portfolio continues to be excellent. The ratio of nonperforming loans and other real estate owned to gross loans was .54% at the quarter ended June 30, 1996 compared to .73% on June
30, 1995. For the year, net charge offs as a percentage of average loans continues to be strong at .04%, compared to .10% for 1995. Our percentage of loan loss reserves to nonperforming loans and other real estate compares favorably to our peers, with a coverage ratio of 278%.
    While we are extremely pleased with the growth of our net income and earning assets, we have experienced a decline in our net interest margin since the beginning of the year due to the competitive environment for both quality loans and core deposits. We feel this pressure on net interest margin will continue throughout the remainder of the year. In order to maintain earnings growth, we will closely monitor our interest spreads and continue to focus on improving operating efficiencies throughout the company.
    To improve convenience and service for customers, we opened our HELPDESK, a fully-staffed telephone center, during the second quarter. This phone center is in addition to VOICELINK, our automated 24 hour, seven-day-a-week system, and is open from 7:00 AM to 7:00 PM Monday through Friday to assist customers. We plan to expand the center later this year by introducing telemarketing to new and existing customers. In addition, we built a new main office in New
Bern to replace our original facility and opened a new office at our corporate headquarters in Raleigh.
    In keeping with our strategic acquisition plans, we announced the signing of a definitive merger agreement on June 7, 1996 to acquire Granville United Bank in Oxford, NC. Granville United operates three offices in Granville County and had assets of $60.1 million on June 30, 1996. They will be an excellent addition to our bank and should enhance our earnings per share and book value in 1997. After this merger, our deposits in Metropolitan Statistical Areas
(MSAs) will be in excess of 69% of total deposits.
    On June 18, 1996, your Board of Directors increased the quarterly cash dividend by 14% from $.07 per share to $.08 per share for shareholders of record as of June 19, 1996. This represents an increase of 100% over the $.04 per share paid in the second quarter of 1995.
    We appreciate the support of our shareholders and encourage you to use the services of our bank, as well as recommend us to others.

Sincerely,
(Signature of Michael S. Patterson)
Michael S. Patterson
President and CEO

SUMMARY  BALANCE  SHEETS
(IN THOUSANDS)
                                    6/30/96      6/30/95
ASSETS
Cash, Due from Banks,
  and Federal Funds Sold          $  34,796    $  44,062
Investments, Market Value of
  $196,969 and $157,558             197,142      155,796
Loans Less Allowance of
  $9,123 and $8,762                 602,355      495,149
Other Assets                         46,203       35,676
  TOTAL ASSETS                    $ 880,496    $ 730,683

LIABILITIES AND
SHAREHOLDERS' EQUITY
Demand Deposits                   $ 120,293    $ 109,856
Interest Bearing Deposits           635,606      518,009
Total Deposits                      755,899      627,865
Other Borrowings                     40,816       25,761
Other Liabilities                     8,223        8,308
Total Other Liabilities              49,039       34,069
Total Liabilities                   804,938      661,934
SHAREHOLDERS' EQUITY
Common Stock; no par value;
  20,000,000 shares authorized;
  9,684,709 shares and 9,644,855
  shares outstanding at June 30,
  1996 and 1995, respectively        56,796       56,505
Undivided Profits                    19,611       12,611
Net Unrealized Loss on Securities
  Available for Sale                   (849)        (367)
Total Shareholders' Equity           75,558       68,749

  TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY            $ 880,496    $ 730,683

Triangle Bancorp, Inc. and Subsidiary

SUMMARY  STATEMENTS  OF  INCOME  AND  EXPENSE
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         FOR THE THREE MONTHS ENDED  FOR THE SIX MONTHS ENDED
                                            6/30/96       6/30/95      6/30/96    6/30/95
Interest Income                             $ 16,924     $ 14,229     $ 32,844     $ 27,916
Interest Expenses                              7,576        6,154       14,558       11,652
Net Interest Income                            9,348        8,075       18,286       16,264
Provision for Loan Losses                        715           85        1,025          225
Net Interest Income
  After Provision                              8,633        7,990       17,261       16,039
Noninterest Income                             2,458        1,767        4,435        3,425
Noninterest Expense                            6,699        6,503       13,504       13,506
Merger Expenses                                   52          204           58        1,538
Net Income Before Taxes                        4,340        3,050        8,134        4,420
Income Tax Expense                             1,605        1,006        3,015        1,475
NET INCOME                                  $  2,735     $  2,044     $  5,119     $  2,945
PRIMARY EARNINGS PER SHARE                  $    .27     $    .21     $    .51     $    .30
AVERAGE COMMON AND COMMON EQUIVALENT SHARES    9,982        9,764        9,988        9,722
FULLY DILUTED EARNINGS PER SHARE            $    .27     $    .21     $    .51     $    .30
AVERAGE COMMON AND COMMON EQUIVALENT SHARES
  ASSUMING FULL DILUTION                       9,982        9,784        9,989        9,747
SIGNIFICANT RATIOS
Return on Assets                                1.28%        1.15%        1.23%         .85%
Return on Equity                               14.65%       12.24%       13.79%        8.99%
Efficiency Ratio                                57.2%        68.2%        59.7%        76.4%
Net Charge Offs to  Average Loans                .04%         .02%         .04%         .10%
Allowance for Loan Losses to Loans                                        1.50%        1.75%
Allowance for Loan Losses to
  Nonperforming Loans                                                      278%         239%

TRIANGLE  BANK  OFFICE  LOCATIONS
 Bailey                Middlesex
 Battleboro            Mount Olive
 Benson                Nashville
 Carrboro              New Bern
 Cary (2)              Raleigh (3)
 Chapel Hill (2)       Red Oak
 Clayton               Rocky Mount
 Dunn                  Sanford (2)
 Durham                Scotland Neck
 Fayetteville          Seaboard
 Fuquay-Varina         Sharpsburg
 Garner                Spring Hope
 Goldsboro             Tarboro (2)
 Greenville            Whiteville (2)
 Havelock              Wilmington
 Lillington

SHAREHOLDER  INFORMATION
Stock Transfer Agent and Registrar:
First Citizens Bank
Stock Transfer Department
2917 Highwoods Boulevard
Raleigh, North Carolina 27604
1-800-662-7130

Stock Listing:
The common stock of Triangle Bancorp is
traded in the NASDAQ National Market System under the ticker symbol TRBC.

Market Makers:
A.G. Edwards
Dean Witter Reynolds
Herzog, Heine, Geduld, Inc.
Interstate Johnson Lane
Legg Mason
Olde Discount Corporation
Principal Financial Securities
Raymond James & Associates, Inc.
Scott & Stringfellow
Wedbush Morgan Securities, Inc.
Wheat First Butcher Singer

(Triangle Bancorp logo)
P.O. Box 31828
Raleigh, NC 27622